EXHIBIT 99.1

For Immediate Release

Hasbro Reports First Quarter 2022 Financial Results

Revenue growth in all segments highlighting strength of the Brand Blueprint
Company provides updated full-year guidance including mid-single digit adjusted operating profit growth

First Quarter 2022
•Net revenues increased 4% to $1.16 billion
◦Revenues up 6% absent an unfavorable $17.4 million impact of foreign exchange
◦Wizards of the Coast and Digital Gaming segment revenues up 9%; up 10% absent the impact of foreign exchange
◦Consumer Products segment revenues up 3%; up 5% absent the impact of foreign exchange
◦Entertainment segment revenues up 4%; up 5% absent the impact of foreign exchange
▪Entertainment segment revenues increased 22% excluding the Music business which was sold in the beginning of the third quarter 2021

•Operating profit of $120.0 million, or 10.3% of revenues
•Adjusted operating profit of $141.8 million, or 12.2% of revenues

•Net earnings of $61.2 million, or $0.44 per diluted share
•Adjusted net earnings of $79.4 million, or $0.57 per diluted share

•EBITDA of $174.0 million
•Adjusted EBITDA of $192.1 million

•Strong cash position with quarter-end cash of $1.06 billion
◦Paid $94.5 million in dividends to shareholders during the quarter
◦Plan to repurchase $75 to $150 million of Hasbro common stock in the open market during 2022

Pawtucket, R.I., April 19, 2022 -- Hasbro, Inc. (NASDAQ: HAS), a global play and entertainment company, today reported financial results for the first quarter 2022.

"The Hasbro teams executed well in the first quarter, growing revenue across segments and positioning us to increase our profit outlook for the year. Based on our current plans, we now believe mid-single digit adjusted operating profit growth and a 16% adjusted operating profit margin is achievable on revenue growth of low-single digits," said Chris Cocks, Hasbro chief executive officer. "As I assumed the role of Hasbro CEO on February 25, we began a thorough review of our business with a theme of focus and scale. We are leaning into our strengths and greatest growth opportunities, including in gaming, multi-generational brands and direct to consumer.

"Hasbro has carefully assembled an unmatched portfolio of brand-building capabilities and valuable brands to drive profitable growth and long-term shareholder returns," continued Cocks.

"Our first quarter results were in line with our plans, as the team continued to manage supply chain disruptions, positioning us to meet or exceed our outlook for the year," said Deborah Thomas, Hasbro chief financial officer. "As we discussed at year end, pricing increases went into effect in our consumer products business at the beginning of the second quarter and will help offset the higher input and freight costs in future quarters. Given our cash position and positive outlook, we are resuming our share repurchase program with a plan to repurchase $75 to $150 million this year and remain on target to reach our gross debt to adjusted EBITDA target of 2.0 to 2.5X during 2023."

First Quarter 2022 Financial Results

$ Millions, except earnings per share	Q1 2022	Q1 2021	% Change
Net Revenues[1]	$1,163.1	$1,114.8	4%

Operating Profit	$120.0	$147.3	-19%
Adjusted Operating Profit[2]	$141.8	$174.1	-19%

Net Earnings	$61.2	$116.2	-47%
Net Earnings per Diluted Share	$0.44	$0.84	-48%

Adjusted Net Earnings[2]	$79.4	$138.4	-43%
Adjusted Net Earnings per Diluted Share[2]	$0.57	$1.00	-43%

EBITDA[2]	$174.0	$235.3	-26%
Adjusted EBITDA[2]	$192.1	$252.0	-24%
1Foreign exchange had a negative $17.4 million impact, or 2%, on first quarter 2022 revenue
2See the financial tables accompanying this press release for a reconciliation of GAAP and non-GAAP financial measures.

First Quarter 2022 Major Segment Performance

Q1 2022 Major Segments ($ Millions)	Net Revenues			Operating Profit		Adjusted Operating Profit[1]
	Q1 2022	Q1 2021	% Change	Q1 2022	Q1 2021	Q1 2022	Q1 2021
Consumer Products	$672.8	$653.9	3%	$8.6	$32.3	$18.9	$32.3
Wizards of the Coast and Digital Gaming	$262.8	$242.2	9%	$106.4	$110.0	$106.4	$110.0
Entertainment	$227.5	$218.7	4%	$12.2	$17.0	$21.0	$41.9

Q1 2022 Major Segments ($ Millions)	EBITDA		Adjusted EBITDA[1]
	Q1 2022	Q1 2021	Q1 2022	Q1 2021
Consumer Products	$41.3	$59.4	$48.8	$65.9
Wizards of the Coast and Digital Gaming	$107.6	$112.3	$112.2	$114.9
Entertainment	$25.9	$68.2	$31.4	$72.3

1Reconciliations are included in the attached schedules under the heading "Reconciliation of Adjusted Operating Profit" and “Reconciliation of EBITDA and Adjusted EBITDA.”

Consumer Products segment revenues increased 3%. Revenue increased 5% excluding a negative $13.5 million impact of foreign exchange, $12.0 million of which was in Europe.
•North America and Latin America posted positive revenue growth, offsetting declines in Europe, which was up 1% absent foreign exchange, and a decline in Asia Pacific.
•Operating profit declined to $8.6 million in the traditionally low profit quarter for toys and games. Supply chain disruptions impacted product availability, which caused delays in spring sets at retail. In addition, higher freight and inventory costs negatively impacted profits year over year. To offset these headwinds, product price increases go into effect in the second quarter.
•While inventory was of high quality, general supply chain disruptions caused longer in transit times, and earlier purchasing to mitigate out-of-stock situations, lead to an increase in inventory.
•For the full-year, we continue to expect revenue growth in the low-single digits. Operating profit growth is expected to outpace revenue growth to drive higher adjusted operating profit margin in the segment.

Wizards of the Coast and Digital Gaming segment revenues increased 9%. Revenues increased 10% excluding a negative $2.9 million impact of foreign exchange.
•Tabletop revenues grew 10% and digital and licensed gaming grew 6%.
•Operating profit of $106.4 million was 40.5% of revenue which includes continued significant investments in Wizards of the Coast, such as product development and administrative costs, as well as higher paper and freight costs, partially offset by lower advertising expense versus last year which featured several digital gaming launches.
•Increased inventory levels to mitigate potential supply challenges.
•For the full-year, we now expect revenue growth at the upper end of the previously communicated growth range of mid-single digits with a potential to reach low-double digits, with adjusted operating profit margin down slightly from 42.5% in full-year 2021 as we continue investing in growing these valuable brands.

Entertainment segment revenue increased 4%. Revenue increased 5% excluding a negative $1.0 million impact of foreign exchange.
•Entertainment segment revenue grew 22%, excluding $31.8 million of revenue from the Music business which was sold at the beginning of the third quarter last year.
•Film and TV revenues increased 14% driven by deliveries of the television shows The Rookie for ABC, which was recently renewed for season 5, and Graymail for Netflix; as well as the film Deepwater for Amazon and Hulu, and several unscripted shows.
•Family Brands revenues were up 23% driven by a multi-title renewal with Netflix for MY LITTLE PONY, TRANSFORMERS and POWER RANGERS franchises, as well as revenue from the delivery of Transformers BotBots to Netflix in the quarter.
•Adjusted operating profit declined, reflecting the sale of the Music business as well as higher program amortization associated with higher deliveries as well as the mix of titles delivered.
•Excluding the 2021 results from the Music business, for the full-year, we continue to expect underlying revenue growth in the mid-single digits and adjusted operating profit margin to outpace revenue growth and deliver margin expansion.

First Quarter 2022 Brand Portfolio Performance

Brand Performance ($ Millions)	Net Revenues
	Q1 2022	Q1 2021	% Change
Franchise Brands[1]	$543.1	$523.1	4%
Partner Brands	$206.5	$188.0	10%
Hasbro Gaming[2]	$143.6	$136.3	5%
Emerging Brands	$76.4	$73.1	5%
TV/Film/Entertainment[3]	$193.5	$194.3	0%
1Effective in the first quarter of 2022, the Company moved PEPPA PIG into Franchise Brands from Emerging Brands. For comparability, the quarter ended March 28, 2021 net revenues have been restated to reflect the elevation of PEPPA PIG from Emerging Brands into Franchise Brands resulting in a change of $31.6 million.
2Hasbro's total gaming category, including all gaming revenue, most notably MAGIC: THE GATHERING and MONOPOLY, which are reported in the Franchise Brands portfolio, totaled $378.8 million for the first quarter 2022, up 4% compared to the respective period in 2021.
3First quarter 2021 TV/Film/Entertainment includes $31.8 million of Music revenue which was sold at the beginning of the third quarter 2021.

Brand Blueprint Leadership
Hasbro is executing significant campaigns around the Brand Blueprint, investing in key growth initiatives and positioning the Company for continued profitable growth.

For the first quarter 2022, revenues grew in Franchise Brands, Partner Brands, Hasbro Gaming, and Emerging Brands. TV/Film/Entertainment revenues were flat, but increased 19% excluding Music revenues. Top brand performances included MAGIC: THE GATHERING, MY LITTLE PONY, PEPPA PIG and Hasbro products for the Marvel portfolio, led by the Spider-Man franchise including products in support of Marvel Studios' Spider-Man: No Way Home and the new animated show Marvel's Spidey and His Amazing Friends, plus Avengers franchise support with the upcoming Marvel Studios' Doctor Strange in the Multiverse of Madness.

Industry-leading Gaming Portfolio
•Hasbro's total gaming portfolio revenue, including Franchise Brands MAGIC: THE GATHERING and MONOPOLY, grew 4% to $378.8 million.
•MAGIC: THE GATHERING     revenue grew 7%, including growth in tabletop and digital.
◦Kamigawa: Neon Dynasty became the best-selling Winter set of all time, increasing 28% over last year's set.
◦Neon Dynasty is the fifth MAGIC set of all time to generate in excess of $100 million and is already one of the top three MAGIC sets ever.
•DUNGEONS & DRAGONS revenue grew in both tabletop and digital.
◦Recently announced strategic acquisition of D&D Beyond from Fandom strengthens Hasbro's capabilities in the fast-growing digital tabletop category, delivering a direct relationship with nearly 10 million fans; providing valuable, data-driven insights to unlock opportunities for growth in new product development, live services and tools; and opportunity for regional expansion.
•Digital gaming revenues, including licensed digital gaming, increased 6%.
◦Magic: The Gathering Arena and D&D digital tabletop revenue growth led this increase.
•Hasbro Gaming revenues, which exclude Franchise Brand gaming brands, grew 5% year-over-year.

◦DUNGEONS & DRAGONS, AVALON HILL's HeroQuest and DUEL MASTERS led this growth, further supplemented by additional classic game titles.

End-to-End Brand Executions
•DUNGEONS & DRAGONS
◦Strategic investment to advance digital play with D&D Beyond
◦Executing an end-to-end Brand Blueprint activation
▪Major theatrical release slated for March 2023
▪Scripted television series from Rawson Marshall Thurber (RED NOTICE) in development
▪AAA video games in development
▪Robust consumer products launch and significant marketing tie-ins coming
•MY LITTLE PONY
◦Revenue nearly doubled in the quarter and point of sale increased in the mid-teens globally year-over-year
◦Licensed consumer products revenue grew year-over-year
◦New licensed digital game, My Little Pony: A Maretime Bay Adventure, with Outright Games
◦eOne is delivering approximately 500 minutes of new animated programming for digital and streaming, including a new special and series for Netflix, this year
•PEPPA PIG
◦Began its first quarter as a Franchise Brand and first full year of Hasbro toy and game lines
◦Remains most streamed preschool brand globally with additional new content launching
◦Opened PEPPA PIG Land Theme Park in Florida in partnership with Merlin Entertainments
◦eOne's Round Room live entertainment is currently touring Peppa Pig Live! Peppa Pig’s Adventure
•POWER RANGERS
◦Revenue up in the first quarter
◦The first 11 episodes of Season 2 of the Power Rangers Dino Fury live-action TV series premiered in select markets around the world.
▪The show ranked among the Top 10 Most Watched Kids Shows on Netflix in all the markets it launched in and, in the U.S., maintained its position for 2 consecutive weeks post-launch
◦Compelling new content supported with new kid and fan focused product
•Hasbro products for the Marvel portfolio delivered revenue growth
◦Hasbro products in support of Marvel Studios' Spider-Man: No Way Home and the animated show Marvel's Spidey and His Amazing Friends
◦New product shipments in support of the upcoming Marvel Studios' Doctor Strange in the Multiverse of Madness
•Hasbro's line of Star Wars products grew revenue

◦HASLAB campaign for the Vintage Collection Razor CrestTM deliveries
◦New product shipments in support of upcoming May the 4th Star Wars Celebration and Lucasfilm series Obi-Wan KenobiTM on Disney+

Company Outlook
Coming off a strong year in 2021, the Company has a plan for continued growth in 2022, including low-single digit revenue growth despite the strengthening of the U.S. dollar and potential risk of approximately $100 million in Russia; mid-single digit growth in operating profit to achieve adjusted operating profit margin of 16%, which is above prior guidance; and operating cash flow in the range of $700 to $800 million.

Dividend and Share Repurchase Plan
During the first quarter, Hasbro paid $94.5 million in cash dividends to shareholders. As previously announced in February, the Board of Directors approved an increase of 3% to $0.70 per common share for the next quarterly dividend. This dividend will be payable on May 16, 2022 to shareholders of record at the close of business on May 2, 2022.

A share repurchase program continues to be an important long-term component of Hasbro’s capital allocation strategy and Hasbro has $367 million available under its authorized share repurchase programs. Given the progress made toward reducing debt, we plan to resume repurchases this quarter, with a target of repurchasing $75-$150 million of Hasbro common stock in the open market this year. This repurchase does not change the expectation of returning to the gross debt to adjusted EBITDA target of 2.0 to 2.5X in the second half of 2023 or sooner, depending on business performance and other factors.

Conference Call Webcast
Hasbro will webcast its first quarter 2022 earnings conference call at 8:30 a.m. Eastern Time today. To listen to the live webcast and access the accompanying presentation slides, please go to https://investor.hasbro.com. The replay of the call will be available on Hasbro’s website approximately 2 hours following completion of the call.
About Hasbro
Hasbro (NASDAQ: HAS) is a global play and entertainment company committed to making the world a better place for all children, fans and families. Hasbro delivers immersive brand experiences for global audiences through consumer products, including toys and games; entertainment through eOne, its independent studio; and gaming, led by the team at Wizards of the Coast, an award-winning developer of tabletop and digital games best known for fantasy franchises MAGIC: THE GATHERING and DUNGEONS & DRAGONS.

The Company’s unparalleled portfolio of approximately 1,500 brands includes MAGIC: THE GATHERING, NERF, MY LITTLE PONY, TRANSFORMERS, PLAY-DOH, MONOPOLY, BABY ALIVE, DUNGEONS & DRAGONS, POWER RANGERS, PEPPA PIG and PJ MASKS, as well as premier partner brands. For the past decade, Hasbro has been consistently recognized for its corporate citizenship, including being named one of the 100 Best Corporate Citizens by 3BL Media and one of the World’s Most Ethical Companies by Ethisphere Institute. Important business and brand updates are routinely shared on our Investor Relations website, Newsroom and social channels (@Hasbro on Twitter, Instagram, Facebook and LinkedIn.)

© 2022 Hasbro, Inc. All Rights Reserved.

Safe Harbor
Certain statements in this release contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which may be identified by the use of forward-looking words or phrases, include statements relating to: our future performance and outlook for growth in 2022; expectations relating to products, gaming and entertainment to be developed and delivered throughout the year; our plans relating to our share repurchase program; our ability to achieve our other financial and business goals; and our liquidity. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements due to both known and unknown risks and uncertainties. Specific factors that might cause such a difference include, but are not limited to:
•our ability to design, develop, manufacture, source and ship products on a timely, cost-effective and profitable basis;
•our ability to implement shipping strategies to lessen the impact of any increased shipping costs due to shipping delays or changes in required methods of shipping, as well as our ability to take any price increases to offset shipping costs, increases in prices of raw materials or other increases in costs of our products;
•rapidly changing consumer interests in the types of products and entertainment we offer;
•our ability to develop and distribute engaging storytelling across media to drive brand awareness;
•our ability to successfully compete in the global play and entertainment industry, including with manufacturers, marketers, and sellers of toys and games, digital gaming products and digital media, as well as with film studios, television production companies and independent distributors and content producers;
•our ability to successfully evolve and transform our business and capabilities to address a changing global consumer landscape and retail environment, including changes to our supply chain, changing inventory and sales policies and practices of our customers and increased emphasis on ecommerce;
•our dependence on third party relationships, including with third party manufacturers, licensors of brands, studios, content producers and entertainment distribution channels;
•risks relating to the concentration of manufacturing for many of our products in the People’s Republic of China and our ability to successfully diversify sourcing of our products to reduce reliance on sources of supply in China;
•our ability to successfully develop and execute plans to mitigate the negative impact of the coronavirus on our business, including, without limitation, negative impacts to our supply chain and costs that have occurred and could continue to occur in countries where we source significant amounts of product;
•risks associated with international operations, such as currency conversion, currency fluctuations, the imposition of tariffs, quotas, shipping delays or difficulties, border adjustment taxes or other protectionist measures, and other challenges in the territories in which we operate,
•the impact of the crisis between Russia and Ukraine on our business, including on receivables;
•downturns in global and regional economic conditions impacting one or more of the markets in which we sell products, which can negatively impact our retail customers and consumers, result in lower employment levels, consumer disposable income, retailer inventories and spending, including lower spending on purchases of our products;
•other economic and public health conditions or regulatory changes in the markets in which we and our customers, partners, licensees, suppliers and manufacturers operate, such as inflation, rising interest rates, higher commodity prices, labor costs or transportation costs, or outbreaks of disease, such as the coronavirus, the occurrence of which could create work slowdowns, delays or shortages in production or shipment of products, increases in costs or delays in revenue;
•the success of our key partner brands, including the ability to secure, maintain and extend agreements with our key partners or the risk of delays, increased costs or difficulties associated with any of our or our partners’ planned digital applications or media initiatives;
•fluctuations in our business due to seasonality;
•the concentration of our customers, potentially increasing the negative impact to our business of difficulties experienced by any of our customers or changes in their purchasing or selling patterns;
•the bankruptcy or other lack of success of one or more of our significant retailers, licensees and other partners;
•risks related to our recent leadership changes;

•our ability to attract and retain talented and diverse employees;
•our ability to realize the benefits of cost-savings and efficiency and/or revenue enhancing initiatives;
•our ability to protect our assets and intellectual property, including as a result of infringement, theft, misappropriation, cyber-attacks or other acts compromising the integrity of our assets or intellectual property;
•risks relating to the production of entertainment due to strikes, lockouts or other union actions that could halt or delay productions;
•risks relating to the impairment and/or write-offs of products and films and television programs we acquire and produce;
•risks relating to investments, acquisitions and dispositions;
•the risk of product recalls or product liability suits and costs associated with product safety regulations;
•changes in tax laws or regulations, or the interpretation and application of such laws and regulations, which may cause us to alter tax reserves or make other changes which significantly impact our reported financial results;
•the impact of litigation or arbitration decisions or settlement actions; and
•other risks and uncertainties as may be detailed from time to time in our public announcements and U.S. Securities and Exchange Commission (“SEC”) filings.

The statements contained herein are based on our current beliefs and expectations. We undertake no obligation to make any revisions to the forward-looking statements contained in this release or to update them to reflect events or circumstances occurring after the date of this release.

Non-GAAP Financial Measures
The financial tables accompanying this press release include non-GAAP financial measures as defined under SEC rules, specifically Adjusted operating profit, Adjusted net earnings and Adjusted net earnings per diluted share, which exclude, where applicable, acquisition and related costs and, acquired intangible amortization. Also included in this press release are the non-GAAP financial measures of EBITDA and Adjusted EBITDA. EBITDA represents net earnings attributable to Hasbro, Inc. excluding interest expense, income tax expense, net earnings (loss) attributable to noncontrolling interests, depreciation and amortization of intangibles. Segment EBITDA represents segment operating profit (loss) plus other income or expense, less depreciation and amortization of intangibles. Adjusted EBITDA also excludes the impact of stock compensation (including acquisition-related stock expense). As required by SEC rules, we have provided reconciliations on the attached schedules of these measures to the most directly comparable GAAP measure. Management believes that Adjusted net earnings, Adjusted net earnings per diluted share and Adjusted operating profit provide investors with an understanding of the underlying performance of our business absent unusual events. Management believes that EBITDA and Adjusted EBITDA are appropriate measures for evaluating the operating performance of our business because they reflect the resources available for strategic opportunities including, among others, to invest in the business, strengthen the balance sheet and make strategic acquisitions. These non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net earnings or other measures of financial performance prepared in accordance with GAAP as more fully discussed in our consolidated financial statements and filings with the SEC. As used herein, "GAAP" refers to accounting principles generally accepted in the United States of America.

Additional Information and Where to Find It
Hasbro has filed with the SEC a preliminary proxy statement on Schedule 14A, containing a form of WHITE proxy card, with respect to its solicitation of proxies for Hasbro’s 2022 Annual Meeting of Shareholders (the “2022 Annual Meeting”). The proxy statement is in preliminary form and Hasbro intends to file and mail a definitive proxy statement to stockholders of Hasbro. This communication is not a substitute for any proxy statement or other document that Hasbro has filed or may file with the SEC in connection with any solicitation by Hasbro. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY HASBRO AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT

INFORMATION ABOUT ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by Hasbro free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Hasbro are also available free of charge by accessing Hasbro’s website at www.hasbro.com.

Participants
This communication is neither a solicitation of a proxy or consent nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Hasbro, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to a solicitation by Hasbro. Information about Hasbro’s executive officers and directors is available in Hasbro’s preliminary proxy statement for the 2022 Annual Meeting, which was filed with the SEC on April 4, 2022, and will be included in Hasbro’s definitive proxy statement, once available. To the extent holdings of Hasbro securities reported in the proxy statement for the 2022 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at www.sec.gov.

HAS-E
Investors: Debbie Hancock | Hasbro, Inc. | (401) 727-5401 | debbie.hancock@hasbro.com
Media: Carrie Ratner | Hasbro, Inc. | (401) 556-2720 | carrie.ratner@hasbro.com

# # #
(Tables Attached)

HASBRO, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Millions of Dollars)

	March 27, 2022	March 28, 2021
ASSETS
Cash and Cash Equivalents	$1,057.9	$1,430.4
Accounts Receivable, Net	931.7	810.4
Inventories	644.3	429.2
Prepaid Expenses and Other Current Assets	621.4	566.0
Total Current Assets	3,255.3	3,236.0
Property, Plant and Equipment, Net	422.6	482.7
Goodwill	3,419.3	3,691.4
Other Intangible Assets, Net	1,136.6	1,513.0
Other Assets	1,284.9	1,266.0
Total Assets	$9,518.7	$10,189.1

LIABILITIES, NONCONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY
Short-Term Borrowings	$104.1	$8.8
Current Portion of Long-Term Debt	155.8	148.9
Accounts Payable and Accrued Liabilities	1,783.1	1,595.7
Total Current Liabilities	2,043.0	1,753.4
Long-Term Debt	3,737.9	4,674.1
Other Liabilities	633.6	777.7
Total Liabilities	6,414.5	7,205.2
Redeemable Noncontrolling Interests	23.5	24.0
Total Shareholders' Equity	3,080.7	2,959.9
Total Liabilities, Noncontrolling Interests and Shareholders' Equity	$9,518.7	$10,189.1

HASBRO, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Millions of Dollars and Shares Except Per Share Data)

	Quarter Ended
	March 27, 2022	% Net Revenues	March 28, 2021	% Net Revenues
Net Revenues	$1,163.1	100.0%	$1,114.8	100.0%
Costs and Expenses:
Cost of Sales	333.1	28.6%	289.9	26.0%
Program Cost Amortization	138.5	11.9%	97.5	8.7%
Royalties	90.1	7.7%	108.9	9.8%
Product Development	69.6	6.0%	61.8	5.5%
Advertising	77.6	6.7%	87.9	7.9%
Amortization of Intangibles	27.1	2.3%	32.9	3.0%
Selling, Distribution and Administration	307.1	26.4%	288.6	25.9%
Operating Profit	120.0	10.3%	147.3	13.2%
Interest Expense	41.6	3.6%	47.9	4.3%
Other Expense (Income), Net	(1.8)	-0.2%	(30.1)	-2.7%
Earnings before Income Taxes	80.2	6.9%	129.5	11.6%
Income Tax Expense	17.3	1.5%	12.0	1.1%
Net Earnings	62.9	5.4%	117.5	10.5%
Net Earnings Attributable to Noncontrolling Interests	1.7	0.1%	1.3	0.1%
Net Earnings Attributable to Hasbro, Inc.	$61.2	5.3%	$116.2	10.4%

Per Common Share
Net Earnings
Basic	$0.44		$0.84
Diluted	$0.44		$0.84

Cash Dividends Declared	$0.70		$0.68

Weighted Average Number of Shares
Basic	139.3		137.7
Diluted	139.6		138.1

HASBRO, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Millions of Dollars)

	Quarter Ended
	March 27, 2022	March 28, 2021
Cash Flows from Operating Activities:
Net Earnings	$62.9	$117.5
Other Non-Cash Adjustments	179.3	193.8
Changes in Operating Assets and Liabilities	(107.5)	66.3
Net Cash Provided by Operating Activities	134.7	377.6

Cash Flows from Investing Activities:
Additions to Property, Plant and Equipment	(29.2)	(23.9)
Other	5.3	(1.6)
Net Cash Utilized by Investing Activities	(23.9)	(25.5)

Cash Flows from Financing Activities:
Proceeds from Long-Term Debt	1.3	72.4
Repayments of Long-Term Debt	(133.9)	(344.9)
Net Proceeds from Short-Term Borrowings	103.3	2.0
Stock-Based Compensation Transactions	70.2	4.7
Dividends Paid	(94.5)	(93.4)
Payments Related to Tax Withholding for Share-Based Compensation	(19.3)	(9.3)
Other	(4.6)	(2.3)
Net Cash Utilized by Financing Activities	(77.5)	(370.8)

Effect of Exchange Rate Changes on Cash	5.4	(0.6)

Cash and Cash Equivalents at Beginning of Year	1,019.2	1,449.7

Cash and Cash Equivalents at End of Period	$1,057.9	$1,430.4

HASBRO, INC.
SUPPLEMENTAL FINANCIAL DATA
SEGMENT RESULTS - AS REPORTED AND AS ADJUSTED
(Unaudited)
(Millions of Dollars)

Operating Results
	Quarter Ended March 27, 2022			Quarter Ended March 28, 2021
	As Reported	Non-GAAP Adjustments	Adjusted	As Reported	Non-GAAP Adjustments	Adjusted	% Change
Total Company Results
External Net Revenues (1)	$1,163.1	$—	$1,163.1	$1,114.8	$—	$1,114.8	4%
Operating Profit	120.0	21.8	141.8	147.3	26.8	174.1	-19%
Operating Margin	10.3%	1.9%	12.2%	13.2%	2.4%	15.6%
EBITDA	174.0	18.1	192.1	235.3	16.7	252.0	-24%

Segment Results
Consumer Products:
External Net Revenues (2)	$672.8	$—	$672.8	$653.9	$—	$653.9	3%
Operating Profit	8.6	10.3	18.9	32.3	—	32.3	-41%
Operating Margin	1.3%	1.5%	2.8%	4.9%	—	4.9%
EBITDA	41.3	7.5	48.8	59.4	6.5	65.9	-26%

Wizards of the Coast and Digital Gaming:
External Net Revenues (3)	$262.8	$—	$262.8	$242.2	$—	$242.2	9%
Operating Profit	106.4	—	106.4	110.0	—	110.0	-3%
Operating Margin	40.5%	—	40.5%	45.4%	—	45.4%
EBITDA	107.6	4.6	112.2	112.3	2.6	114.9	-2%

Entertainment:
External Net Revenues (4)	$227.5	$—	$227.5	$218.7	$—	$218.7	4%
Operating Profit	12.2	8.8	21.0	17.0	24.9	41.9	-50%
Operating Margin	5.4%	3.9%	9.2%	7.8%	11.4%	19.2%
EBITDA	25.9	5.5	31.4	68.2	4.1	72.3	-57%

Corporate and Other:
Operating (Loss) Profit	$(7.2)	$2.7	$(4.5)	$(12.0)	$1.9	$(10.1)	55%
EBITDA	(0.8)	0.5	(0.3)	(4.6)	3.5	(1.1)	73%

	Quarter Ended
	March 27, 2022	March 28, 2021	% Change
(1) Net Revenues by Brand Portfolio
Franchise Brands (i)	$543.1	$523.1	4%
Partner Brands	206.5	188.0	10%
Hasbro Gaming (ii)	143.6	136.3	5%
Emerging Brands (i)	76.4	73.1	5%
TV/Film/Entertainment	193.5	194.3	0%
Total	$1,163.1	$1,114.8

(i) Effective in the first quarter of 2022, the Company moved Peppa Pig into Franchise Brands from Emerging Brands. For comparability, the quarter ended March 28, 2021 net revenues have been restated to reflect the elevation of Peppa Pig from Emerging Brands in to Franchise Brands resulting in a change of $31.6.

(ii) Hasbro's total gaming category, including all gaming revenue, most notably MAGIC: THE GATHERING and MONOPOLY, totaled $378.8 for the quarter ended March 27, 2022, up 3.7% from revenues of $365.3 for the quarter ended March 28, 2021.

	Quarter Ended
	March 27, 2022	March 28, 2021	% Change
(2) Consumer Products Segment Net Revenues by Major Geographic Region
North America	$405.2	$362.7	12%
Europe	176.7	188.5	-6%
Asia Pacific	52.2	64.8	-19%
Latin America	38.7	37.9	2%
Total	$672.8	$653.9

	Quarter Ended
	March 27, 2022	March 28, 2021
(3) Wizards of the Coast and Digital Gaming Net Revenues by Category
Tabletop Gaming	$192.2	$175.3	10%
Digital and Licensed Gaming	70.6	66.9	6%
Total	$262.8	$242.2

	Quarter Ended
	March 27, 2022	March 28, 2021	% Change
(4) Entertainment Segment Net Revenues by Category
Film and TV	$190.2	$166.4	14%
Family Brands	23.2	18.8	23%
Music and Other	14.1	33.5	-58%
Total	$227.5	$218.7

HASBRO, INC.
SUPPLEMENTAL FINANCIAL DATA
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(Unaudited)
(Millions of Dollars)

Reconciliation of Adjusted Operating Profit

	Quarter Ended
	March 27, 2022	March 28, 2021

Operating Profit (Loss)	$120.0	$147.3
Consumer Products	8.6	32.3
Wizards of the Coast and Digital Gaming	106.4	110.0
Entertainment	12.2	17.0
Corporate and Other	(7.2)	(12.0)

Non-GAAP Adjustments (1)	$21.8	$26.8
Consumer Products (ii)	10.3	—
Entertainment (ii)	8.8	24.9
Corporate and Other	2.7	1.9

Adjusted Operating Profit (Loss)	$141.8	$174.1
Consumer Products	18.9	32.3
Wizards of the Coast and Digital Gaming	106.4	110.0
Entertainment	21.0	41.9
Corporate and Other	(4.5)	(10.1)

(1) Non-GAAP Adjustments include the following:
Acquisition-related costs (i)	$2.7	$1.9
Acquired intangible amortization (ii)	19.1	24.9
Total	$21.8	$26.8

(i) In association with the Company's acquisition of eOne, the Company incurred related expenses of $2.7 ($2.3 after-tax) and $1.9 ($1.7 after-tax) in the quarter ended March 27, 2022 and March 28, 2021, respectively, associated with acquisition-related grants. These expenses are included within Selling, Distribution and Administration.
(ii) Represents intangible amortization costs related to the intangible assets acquired in the eOne acquisition. Beginning in 2022, the Company has allocated certain of these intangible amortization costs between the Consumer Products and Entertainment segments, to match the revenue generated from such intangible assets. In 2021, the intangible amortization costs were recorded within the Entertainment segment.

HASBRO, INC.
SUPPLEMENTAL FINANCIAL DATA
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(Unaudited)
(Millions of Dollars)

Reconciliation of EBITDA and Adjusted EBITDA
	Quarter Ended
	March 27, 2022	March 28, 2021
Net Earnings Attributable to Hasbro, Inc.	$61.2	$116.2
Interest Expense	41.6	47.9
Income Tax Expense	17.3	12.0
Net Earnings Attributable to Noncontrolling Interests	1.7	1.3
Depreciation	25.1	25.0
Amortization of Intangibles	27.1	32.9
EBITDA	$174.0	$235.3
Non-GAAP Adjustments and Stock Compensation (1)	18.1	16.7
Adjusted EBITDA	$192.1	$252.0

(1) Non-GAAP Adjustments and Stock Compensation are comprised of the following:
Stock compensation	$18.1	$16.7
Total	$18.1	$16.7

Adjusted EBITDA by Segment:
Consumer Products	$48.8	$65.9
Wizards of the Coast and Digital Gaming	112.2	114.9
Entertainment	31.4	72.3
Corporate and Other	(0.3)	(1.1)
Total Adjusted EBITDA	$192.1	$252.0

Consumer Products:
Operating Profit	$8.6	$32.3
Other (Expense) Income	0.8	6.2
Depreciation	13.9	13.1
Amortization of Intangibles	18.0	7.8
EBITDA	41.3	59.4
Non-GAAP Adjustments and Stock Compensation	7.5	6.5
Adjusted EBITDA	$48.8	$65.9

Wizards of the Coast and Digital Gaming:
Operating Profit	$106.4	$110.0
Other (Expense) Income	(0.7)	(0.3)
Depreciation	1.9	2.6
EBITDA	107.6	112.3
Non-GAAP Adjustments and Stock Compensation	4.6	2.6
Adjusted EBITDA	$112.2	$114.9

Entertainment:
Operating Profit	$12.2	$17.0
Other (Expense) Income	1.9	23.3
Depreciation	2.8	2.8
Amortization of Intangibles	9.0	25.1
EBITDA	25.9	68.2
Non-GAAP Adjustments and Stock Compensation	5.5	4.1
Adjusted EBITDA	$31.4	$72.3

HASBRO, INC.
SUPPLEMENTAL FINANCIAL DATA
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(Unaudited)
(Millions of Dollars and Shares, Except Per Share Data)

Reconciliation of Net Earnings and Earnings per Share
	Quarter Ended
(all adjustments reported after-tax)	March 27, 2022	Diluted Per Share Amount	March 28, 2021	Diluted Per Share Amount
Net Earnings Attributable to Hasbro, Inc.	$61.2	$0.44	$116.2	$0.84
Acquisition and Related Costs	2.3	0.02	1.7	0.01
Acquired Intangible Amortization	15.9	0.11	20.5	0.15
Net Earnings Attributable to Hasbro, Inc., as Adjusted	$79.4	$0.57	$138.4	$1.00